SECURITIES AND EXCHANGE COMMISSION,
WASHINGTON, DC 20549

SCHEDULE 13E-3
(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934

(Amendment No.   3  )

LEVCOR INTERNATIONAL, INC.

(Name of Issuer)

Levcor International, Inc.
Robert A. Levinson
(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share
(Title of Class of Securities)

52729D102

(CUSIP Number of Class of Securities)

Levcor International, Inc. 110 West 40th Street New York, New York 10018 Attention: Robert A. Levinson (212) 354-8500

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

With a copy to:

Joel Yunis
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York 10022
(212) 940-8666

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
$535,417	$131.51

* Calculated solely for purposes of determining the filing fee. The transaction valuation assumes the payment for 3,346,355 shares of common stock of the subject company at $.16 per share in cash.

☒ Check the box if any part of the fee is offset as provided Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$131.51	Filing Party:	Levcor International, Inc.

Form or Registration No.:	Schedule 13E-3	Date Filed:	June 25, 2008

INTRODUCTORY STATEMENT

This Amendment No.  3 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 is being filed by Levcor International, Inc. (the “Company”) , pursuant to Section 13(e) of the Securities Exchange Act and Rule 13E-3 thereunder.  This Amendment No. 3 is being filed as a final amendment to report the results of a Special Meeting of the Company’s Stockholders held on September 10, 2008 (the “Special Meeting”).

At the Special Meeting, an amendment to the Company’s Certificate of Incorporation authorizing a 1-for-300,000 reverse stock split (the “Reverse Stock Split”) was approved by the Company’s stockholders.  Such amendment became effective on September 10, 2008, upon filing with the Delaware Secretary of State.  Of the 5,331,881 shares of common stock issued and outstanding as of the record date and entitled to vote at the Special Meeting and 911,011 shares of preferred stock issued outstanding and entitled to vote at the Special Meeting, 4,064,029 shares were voted “FOR” and 999,888 shares were voted “AGAINST” the amendment effecting the Reverse Stock Split.  There were 10,033 abstentions.

As a result of the Reverse Stock Split, 3,531,881 shares of the Company’s common stock held by approximately 6,500 shareholders of record were cashed out at a per share price of $.16 and are no longer shareholders of the Company.  The aggregate pay-out by the Company related to the Reverse Stock Split was $565,100.96. After the Reverse Stock Split, the number of outstanding shares of Company common stock is 6 and the number of common stockholders of record is approximately 3.

Because the Reverse Stock Split reduced the number of stockholders of record of the Company to less than 300, the Company filed a Form 15 on September 12, 2008, with the Securities and Exchange Commission (“SEC”) to terminate its reporting obligations with the SEC under the Securities Exchange Act of 1934.

Pursuant to General Instructions F and G to Schedule 13E- 3, the definitive proxy statement of the Company filed on August 12, 2008, including all appendices and exhibits thereto, is expressly incorporated by reference herein in its entirety.

SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23 , 2008	LEVCOR INTERNATIONAL, INC.

	By:	/s/ ROBERT A. LEVINSON

Robert A. Levinson
President, Chief Executive Officer and Chairman

/s/ ROBERT A. LEVINSON

Robert A. Levinson, in his individual capacity